# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aurelion Inc., CIK 0001765850
CUSIP: G7244A127
Title of class of securities: Class A Ordinary Shares, par value $0.00625 per share
Address of issuer's principal executive offices: 21st Floor, 100 Queen's Road Central, Central, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 10/22/2026
Filed by CIK 0002089769
Persons authorized to receive notices and communications: Antalpha Capital (HK) Limited, 21st Floor, 100 Queen's Road Central, Central, Hong Kong (K3), 00000, 852 3460 0813

## Reporting persons
- Antalpha Capital (HK) Limited (CIK 0002089769): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: affiliate funds (AF); sole voting power 12,896,826; shared voting power 0; sole dispositive power 24,841,271; shared dispositive power 0; aggregate amount beneficially owned 24,841,271 (49.1% of the class)
  Comment: (1) Represents (i) 11,944,445 Class B Ordinary Shares purchased by Antalpha Capital (HK) Limited, a corporation formed in Hong Kong, in the Class B PIPE Financing (as adjusted for the Share Consolidation (as defined below)), (ii) 952,381 Class B Ordinary Shares that Antalpha Capital (HK) Limited has the right to acquire under the Subscription Agreement (as defined below) for an aggregate purchase price of US$2,000,000, which Subscription (as defined below) has not closed as of the date of this Amendment No. 1, and (iii) 11,944,445 Class B Ordinary Shares issuable upon exercise of the Class B ordinary warrants to purchase Class B Ordinary Shares (the "Class B Ordinary Warrants") held by Antalpha Capital (HK) Limited (as adjusted for the Share Consolidation). Antalpha Capital (HK) Limited is wholly owned by Antalpha Platform Holding Company.
  
  Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. The exercise of Class B Ordinary Warrant is subject to receipt of requisite shareholder approval to increase the authorized shares of the Issuer to ensure that the number of authorized shares of Class B Ordinary Shares is sufficient to cover the issuance of Class B Ordinary Shares pursuant to any exercise of the Class B Ordinary Warrants (the "Required Shareholder Approval"). The Required Shareholder Approval was obtained at the general meeting of holders of Class B Ordinary Shares and the extraordinary general meeting of shareholders, each convened on November 20, 2025.
  
  The dispositive power and percentage of Reporting Person's beneficial ownership in class are based on the assumptions that (a) all Class B Ordinary Warrants held by the Reporting Persons are exercised, (b) the 2,222,224 pre-funded warrants and the 800,000 primary warrants of the Issuer outstanding as of September 30, 2026 as set forth in the Subscription Agreement are fully exercised, (c) the Subscription is closed, and (d) all Class B Ordinary Shares, including those from the aforementioned exercise of warrants, are converted into Class A Ordinary Shares on a one-to-one ratio. Total outstanding shares on such fully diluted basis will be 50,583,612, being the sum of (i) 19,636,685 Class A Ordinary Shares and 15,027,877 Class B Ordinary Shares issued and outstanding as of September 30, 2026, as set forth in the Subscription Agreement (as defined below), (ii) the 952,381 Acquired Shares (as defined below), (iii) 2,222,224 Class A Ordinary Shares issuable upon exercise of the pre-funded warrants, (iv) 800,000 Class B Ordinary Shares issuable upon exercise of the primary warrants, and (v) 11,944,445 Class B Ordinary Shares issuable upon exercise of the Class B Ordinary Warrants held by the Reporting Persons.
  
  Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to fifty votes per share on all matters submitted to them for vote.
- Antalpha Platform Holding Company: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 12,896,826; shared voting power 0; sole dispositive power 24,841,271; shared dispositive power 0; aggregate amount beneficially owned 24,841,271 (49.1% of the class)
  Comment: (1) Represents (i) 11,944,445 Class B Ordinary Shares purchased by Antalpha Capital (HK) Limited, a corporation formed in Hong Kong, in the Class B PIPE Financing (as adjusted for the Share Consolidation (as defined below)), (ii) 952,381 Class B Ordinary Shares that Antalpha Capital (HK) Limited has the right to acquire under the Subscription Agreement (as defined below) for an aggregate purchase price of US$2,000,000, which Subscription (as defined below) has not closed as of the date of this Amendment No. 1, and (iii) 11,944,445 Class B Ordinary Shares issuable upon exercise of the Class B Ordinary Warrants held by Antalpha Capital (HK) Limited (as adjusted for the Share Consolidation). Antalpha Capital (HK) Limited is wholly owned by Antalpha Platform Holding Company.
  
  Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. The exercise of Class B Ordinary Warrant is subject to receipt of the Required Shareholder Approval, which was obtained at the general meeting of holders of Class B Ordinary Shares and the extraordinary general meeting of shareholders, each convened on November 20, 2025.
  
  The dispositive power and percentage of Reporting Person's beneficial ownership in class are based on the assumptions that (a) all Class B Ordinary Warrants (as defined below) held by the Reporting Persons are exercised, (b) the 2,222,224 pre-funded warrants and the 800,000 primary warrants of the Issuer outstanding as of September 30, 2026 as set forth in the Subscription Agreement are fully exercised, (c) the Subscription is closed, and (d) all Class B Ordinary Shares, including those from the aforementioned exercise of warrants, are converted into Class A Ordinary Shares on a one-to-one ratio. Total outstanding shares on such fully diluted basis will be 50,583,612, being the sum of (i) 19,636,685 Class A Ordinary Shares and 15,027,877 Class B Ordinary Shares issued and outstanding as of September 30, 2026, as set forth in the Subscription Agreement (as defined below), (ii) the 952,381 Acquired Shares (as defined below), (iii) 2,222,224 Class A Ordinary Shares issuable upon exercise of the pre-funded warrants, (iv) 800,000 Class B Ordinary Shares issuable upon exercise of the primary warrants, and (v) 11,944,445 Class B Ordinary Shares issuable upon exercise of the Class B Ordinary Warrants held by the Reporting Persons.
  
  Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to fifty votes per share on all matters submitted to them for vote.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.00625 per share
Name of issuer: Aurelion Inc.
Address of issuer's principal executive offices: 21st Floor, 100 Queen's Road Central, Central, Hong Kong (K3), 00000
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons (as defined below) with the SEC on October 14, 2025 (the "Original Schedule 13D" and, as amended and supplemented by this Amendment No. 1, the "Statement"), relating to the Class A Ordinary Shares of Aurelion Inc. (formerly known as Prestige Wealth Inc.) (the "Issuer"). The principal executive offices of the Issuer are located at 21st Floor, 100 Queen's Road Central, Central, Hong Kong. The Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol "AURE."

Effective November 20, 2025, the Issuer changed its name from "Prestige Wealth Inc." to "Aurelion Inc." and the votes per Class B Ordinary Share were increased from 20 votes per share to 50 votes per share. Effective February 19, 2026, the Issuer effected a 1-for-10 share consolidation of its Class A Ordinary Shares and Class B Ordinary Shares (the "Share Consolidation"), and the CUSIP number of the Class A Ordinary Shares changed to G7244A127. Unless otherwise indicated, all share numbers in this Amendment No. 1 has given effect to the Share Consolidation.

Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Statement is hereby amended and supplemented by the following:

This Statement is filed by Antalpha Capital (HK) Limited and Antalpha Platform Holding Company (together, the "Reporting Persons").
Residence or business address: The principal office of Antalpha Capital (HK) Limited is at 21st Floor, 100 Queen's Road Central, Central, Hong Kong. The principal office of Antalpha Platform Holding Company is at 7 Temasek Boulevard, #31-02 Suntec Tower 1, Singapore 038987.
Present principal occupation or employment: The principal office of Antalpha Capital (HK) Limited is at 21st Floor, 100 Queen's Road Central, Central, Hong Kong. The principal office of Antalpha Platform Holding Company is at 7 Temasek Boulevard, #31-02 Suntec Tower 1, Singapore 038987.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any directors or executive officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of directors or executive officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Antalpha Capital (HK) Limited is a corporation formed under the laws of Hong Kong. Antalpha Platform Holding Company is a Cayman Islands exempt company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented by the following:

On October 22, 2026, Antalpha Capital (HK) Limited entered into a share subscription agreement (the "Subscription Agreement") with the Issuer, pursuant to which Antalpha Capital (HK) Limited agreed to subscribe for and purchase, and the Issuer agreed to issue and sell to Antalpha Capital (HK) Limited, 952,381 Class B Ordinary Shares (the "Acquired Shares") at a price of US$2.1 per Class B Ordinary Share, for an aggregate purchase price of US$2,000,000 (the "Subscription"). The descriptions of the Subscription Agreement set forth in Item 4 below are incorporated by reference into this Item 3. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, a copy of which is filed hereto as Exhibit 99.1 by incorporation by reference in its entirety.

The source of the funds used by the Reporting Persons for the purchase of the securities of the Issuer listed in Item 5 was a capital contribution from Antalpha Platform Holding Company, the parent of Antalpha Capital (HK) Limited. The board of directors of Antalpha Platform Holding Company has entered into a unanimous written resolution authorizing the entry into the Subscription Agreement by Antalpha Capital (HK) Limited.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by the following:

The information regarding the Subscription set forth in Item 3 above is incorporated into this Item 4 by reference.

Antalpha Capital (HK) Limited entered into the Subscription Agreement to increase its investment in the Issuer and to support the development of the Issuer's digital gold business. Pursuant to the Subscription Agreement, the Issuer agreed to use the proceeds from the Subscription for working capital and operating expenses.

The closing is expected to happen on October 29, 2026 or another mutually agreed date. The parties' respective obligations to consummate the Subscription are subject to satisfaction or waiver of customary closing conditions, including the material accuracy of representations and warranties, material compliance with pre-closing covenants, receipt of requisite Issuer board approvals and absence of any legal prohibition. Antalpha Capital (HK) Limited's obligation is additionally conditioned upon the absence of a continuing Material Adverse Effect, as defined in the Subscription Agreement, and Nasdaq having raised no objection to the additional-share listing notification or the contemplated transactions. The Subscription Agreement may be terminated by the Issuer or the Antalpha Capital (HK) Limited under certain circumstances.

The Subscription will further strengthen the Reporting Persons' existing controlling voting position in the Issuer. The Reporting Persons' beneficial ownership and the voting rights associated with their holdings are described in Item 5 and the cover-page footnotes of this Amendment, which are incorporated herein by reference.

The information disclosed in this paragraph and the preceding paragraphs does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, a copy of which is filed hereto as Exhibit 99.1 by incorporation by reference in its entirety.

Except as described in this Statement, each of the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, each of the Reporting Person, at any time, and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Class A Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

Except as disclosed in this Statement, none of the Reporting Persons nor, to the best of their knowledge, any directors or executive officers of the Reporting Persons, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of ordinary shares as to which the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

Except as disclosed in this Statement, none of the Reporting Persons nor, to the best of their knowledge, any directors or executive officers of the Reporting Persons, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.
Transactions in the class effected during the past sixty days: Except as disclosed in this Statement, none of the Reporting Persons nor, to the best of their knowledge, any directors or executive officers of the Reporting Persons, has effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented by the following:

The information set forth in Items 3 and 4 above is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented by inserting the following:

Exhibit 99.1 - Share Subscription Agreement, dated October 22, 2026, by and between Aurelion Inc. and Antalpha Capital (HK) Limited (incorporated by reference to Exhibit 99.2 from Issuer's report on Form 6-K filed with the SEC on October 22, 2026)

## Signatures
- Antalpha Capital (HK) Limited: /s/ Xin Jin, Xin Jin, Director (10/26/2026)
- Antalpha Platform Holding Company: /s/ Xin Jin, Xin Jin, Director (10/26/2026)